SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              Dated March 8, 2005

                        Commission File Number: 0-31376


                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



    Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                         Form 20-F [X]   Form 40-F [ ]


        Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                Yes [ ]   No [X]

                          Table of Documents Submitted
Item


1. Announcement regarding resignation of a representative director, dated March 7, 2005.

2. Announcement regarding cancellation of shares held by the Company, dated March 7, 2005.

3. Announcement regarding share repurchases from the market, dated March 7, 2005.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


March 8, 2005                       By:    /s/ TETSUYA UNNO
                                        -------------------------------------
                                        General Manager of Corporate Legal
                                        and Risk Management Department

                                                                         Item 1
(English translation)

                                                                  March 7, 2005
Millea Holdings, Inc.
President: Kunio Ishihara
TSE code number: 8766


Subject: Resignation of a representative director


Millea Holdings, Inc. announced today a scheduled resignation of one of its representative directors as follows.


Scheduled resignation as of March 31, 2005:

    Tomio Higuchi   Chairman of the Board of Directors (Representative Director)


(Note) Mr. Tomio Higuchi is scheduled to resign from his position as the Chairman of the Board of Directors of Tokio Marine & Nichido Fire Insurance Co., Ltd. as of March 31, 2005 and to be appointed as its counselor as of April 1, 2005.

                                                                         Item 2

(English translation)

                                                                  March 7, 2005
Millea Holdings, Inc.
5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
TSE code number: 8766

       Announcement regarding cancellation of shares held by the Company
       -----------------------------------------------------------------


Millea Holdings, Inc. (the "Company") announced that on March 7, 2005 its board of directors approved the cancellation of shares held by the Company as treasury stock, pursuant to Article 212 of the Commercial Code, as detailed below.


Details of the cancellation of shares

(a)  Class of shares to be cancelled: Common stock of Millea Holdings, Inc.

(b)  Number of shares to be cancelled: 60,000 shares.

(c)  Scheduled date of the cancellation (date of nullification):
     March 14, 2005.

(d)  Number of issued shares (including treasury stock) after the cancellation:
     1,727,048.75 shares.


For further information, please contact:
Mitsuru Muraki
Group Leader
Corporate Communications and Investor Relations Group
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341

                                                                         Item 3
(English translation)

                                                                  March 7, 2005
Millea Holdings, Inc.
5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
TSE code number: 8766

            Announcement regarding share repurchases from the market

Millea Holdings, Inc. (the "Company") announced that it has repurchased its own shares from the market, pursuant to the resolution of its board of directors dated February 7, 2005.

The Company also announced a correction to the aggregate purchase price of shares repurchased pursuant to the January 17, 2005 resolution, which was made public on February 7, 2005.

The Company also announced that on March 7, 2005 its board of directors approved repurchases of its own shares, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code, as detailed below.

1. Details of the share repurchases made pursuant to the February 7, 2005 resolution

(a)  Period in which repurchases were made:
     From February 8, 2005 through March 4, 2005.

(b)  Number of shares repurchased:
     3,946 shares.

(c)  Aggregate purchase price of shares:
     5,999,900,000 yen.

(d)  Method of repurchase:
     Purchased through the Tokyo Stock Exchange.

2. Correction to the details of the share repurchases made pursuant to the January 17, 2005 resolution

(a)  Period in which repurchases were made:
     From January 18, 2005 through February 4, 2005.

(b)  Number of shares repurchased:
     4,773 shares.

(c)  Aggregate purchase price of shares:
     Correction:   6,999,540,000 yen.
     --------------------------------
     (Previous report: 6,993,780,000 yen.)

(d)  Method of repurchase:
     Purchased through the Tokyo Stock Exchange.

(*) As a result, the following correction is made to the details of the share repurchases made pursuant to the resolutions of the board of directors since July 1, 2004 through February 4, 2005 pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code, which was made public on February 7, 2005.

(a)  Aggregate number of shares repurchased:
     48,387 shares.
     (Approximately 2.7% of total issued shares.)

(b)  Aggregate purchase price of shares:
     Correction:     73,392,390,000 yen.
     -----------------------------------
     (Previous report: 73,386,630,000 yen.)

3. Details of the share repurchases to be made pursuant to the March 7, 2005 resolution

(1)  Reasons for the repurchases of shares
     The Company intends to repurchase its own shares in order to implement flexible financial policies.

(2)  Details of the repurchases of shares

(a)  Class of shares to be repurchased:
     Common stock of Millea Holdings, Inc.

(b)  Aggregate number of shares to be repurchased:
     Up to 3,500 shares.
     (Approximately 0.2% of total issued shares.)

(c)  Aggregate purchase price of shares:
     Up to 4 billion yen.

(d)  Period in which repurchases may be made:
     From March 8, 2005 through April 1, 2005.

(For reference)

1. Details of the resolution made at the meeting of the board of directors held on February 7, 2005 are as follows.

(a)  Class of shares to be repurchased:
     Common stock of Millea Holdings, Inc.

(b)  Aggregate number of shares to be repurchased:
     Up to 5,200 shares.
     (Approximately 0.3% of total issued shares.)

(c)  Aggregate purchase price of shares:
     Up to 6 billion yen.

(d)  Period in which repurchases may be made:
     From February 8, 2005 through March 4, 2005.

2. Details of the share repurchases made pursuant to the resolutions of the board of directors since July 1, 2004 pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code

(a)  Aggregate number of shares repurchased:
     52,333 shares.
     (Approximately 2.9% of total issued shares.)

(b)  Aggregate purchase price of shares:
     79,392,290,000 yen.


For further information, please contact:
Mitsuru Muraki
Group Leader
Corporate Communications and Investor Relations Group
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341